UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Liberty Interactive Corporation

(Name of Issuer)

Series A Liberty Ventures common stock, par value $0.01 per share

Series B Liberty Ventures common stock, par value $0.01 per share

(Title of Class of Securities)

Series A Liberty Ventures common stock: 53071M856

Series B Liberty Ventures common stock: 53071M864

(CUSIP Number)

Gregory B. Maffei

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Liberty Ventures common stock: 53071M856 Series B Liberty Ventures common stock: 53071M864

1.	Names of Reporting Persons Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

	8.	Shared Voting Power Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

	9.	Sole Dispositive Power Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

	10.	Shared Dispositive Power Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

14.	Type of Reporting Person (See Instructions) IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

Gregory B. Maffei

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIBERTY INTERACTIVE CORPORATION

This Report on Schedule 13D relates to the Series A Liberty Ventures common stock, $0.01 par value (“LVNTA”), and Series B Liberty Ventures common stock, $0.01 par value (“LVNTB”, and together with LVNTA, the “Liberty Ventures Common Stock”), of Liberty Interactive Corporation, a Delaware corporation (the “Issuer” or “Liberty Interactive”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (the “Reporting Person” or “Mr. Maffei”), on November 13, 2017 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 1 to the Schedule 13D.  This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Liberty Ventures Common Stock previously reported as beneficially owned by the Reporting Person.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

Liberty Interactive Corporation, Liberty Interactive LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Liberty Interactive, and GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (“GCI Liberty”), completed a series of transactions pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 4, 2017 (as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, and by Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, the “Reorganization Agreement”), including the Split-Off (as defined below).

Split-Off

At 4:01 p.m., New York City time, on March 9, 2018 (the “Split-Off Effective Time”), Liberty Interactive redeemed (a) each outstanding share of LVNTA, for one share of GCI Liberty’s Class A common stock, no par value (“GLIBA”), with no shares of LVNTA remaining outstanding, and (b) each outstanding share of LVNTB, for one share of GCI Liberty’s Class B common stock, no par value (“GLIBB”), with no shares of LVNTB remaining outstanding, with the effect that GCI Liberty was split-off (the “Split-Off”) from Liberty Interactive.  As a result, all shares of LVNTA and LVNTB beneficially owned by Mr. Maffei at the Split-Off Effective Time were redeemed for shares of GLIBA and GLIBB, respectively.  Mr. Maffei continues to beneficially own shares of Series A QVC common stock, $0.01 par value, and Series B QVC common stock, $0.01 par value.

Furthermore, as a result of the Split-Off, each holder of (a) options to acquire shares of LVNTA or LVNTB (whether unvested, partially vested or fully vested) (each, a “LVNT Option”), received, in exchange for such LVNT Option, an option to purchase an equivalent number of shares of the corresponding class of GCI Liberty common stock and (b) shares of LVNTA or LVNTB that were subject to a restricted stock award granted under a stock incentive plan of Liberty Interactive (“LVNT Restricted Stock”), received shares of GLIBA or GLIBB, as the case may be, in the Split-Off subject, in all material respects, to the same terms and conditions as those applicable to such shares of LVNT Restricted Stock immediately prior to the Split-Off.  As a result, all LVNT Options and shares of LVNT Restricted Stock held by Mr. Maffei were adjusted for corresponding equity incentive awards with respect to GLIBA and GLIBB, as applicable.

For further information on the transactions contemplated by the Reorganization Agreement, see the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive with the SEC on December 29, 2017 (File No. 001-33982), the Current Report on Form 8-K, filed by GCI Liberty with the SEC on March 14, 2018 (File No. 001-38385) and the Current Report on Form 8-K, filed by Liberty Interactive with the SEC on March 15, 2018 (File No. 001-33982).

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  Mr. Maffei beneficially owns no shares of Liberty Ventures Common Stock.

(b)  Mr. Maffei beneficially owns no shares of Liberty Ventures Common Stock.

(c)  On March 5, 2018, Mr. Maffei received an award of 143,044 LVNT Options with respect to shares of LVNTB.

Except as disclosed in this Amendment, Mr. Maffei has not executed any transactions in respect of Liberty Ventures Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Mr. Maffei ceased to be the beneficial owner of more than five percent of LVNTB on March 9, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2018

/s/ Gregory B. Maffei
Gregory B. Maffei